EXHIBIT 99.2

The AI Catalyst Fund, LP

Type	Date	Quantity	Average Price	Price Range: Minimum and Maximum Price
Purchase	1/30/2025	45,000	4.35	4.28	4.42
Purchase	1/31/2025	187,500	4.03	3.85	4.13
Purchase	2/3/2025	187,500	3.87	3.66	3.96

The price reported in the “Average Price” column above excludes commissions and fees and reflects the weighted average purchase price. The transaction was executed in multiple trades in prices in the range set forth in “Price Range: Minimum and Maximum Price” column. The Reporting Persons hereby undertake to provide to the U.S. Securities and Exchange Commission staff, upon request, full information regarding the number of Shares purchased at each respective price within the ranges set forth in this column.